Domestic Brands Inc.
Successor to Charles & Company
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Cash flows from operating activities:		
Net income (loss)	$ 42,029	$ 33,155
Changes in operating assets and liabilities:		
Accounts receivable	6,294	(18,362)
Inventory	(1,821)	1,181
Accounts payable and accrued liabilities	15,033	1,228
Net cash provided by operating activities	61,535	17,202
Cash flows from investing activities		
Purchase of machinery and equipment	(2,904)	(2,264)
Net cash used in investing activities	(2,904)	(2,264)
Cash flows from financing activities:		
Owner distributions		(24,000)
Capital contribution	18,740	193
Proceeds from (paymen t of) debt	(1,259)	8,862
Net cash provided by financing activities	17,481	(14,945)
Net cash decrease for period	76,112	(7)
Cash at beginning of period	-	7
Cash at end of period	$ 76,112	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -